# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GOLDEN ENTERTAINMENT, INC., CIK 0001071255
CUSIP: 381013101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6595 S JONES BLVD, Las Vegas, Nevada (NV), 89118
Date of event which requires filing of this statement: 11/06/2025
Filed by CIK 0000939979
Persons authorized to receive notices and communications: Blake L. Sartini, c/o Golden Entertainment, Inc., 6595 S. Jones Blvd., Las Vegas, Nevada (NV), 89118, (702) 893-7777

## Reporting persons
- Blake L. Sartini (CIK 0000939979): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 680,416; shared voting power 5,644,788; sole dispositive power 680,416; shared dispositive power 5,644,788; aggregate amount beneficially owned 6,325,204 (23.7% of the class)
  Comment: Rows 7 and 9: Consists of (i) 216,416 shares of common stock and (ii) 464,000 shares of common stock underlying options that are exercisable within 60 days after the date hereof.
  
  Rows 8 and 10: Mr. Sartini and his wife, Delise F. Sartini, are co-trustees of The Blake L. Sartini and Delise F. Sartini Family Trust (the "Family Trust"). As a co-trustee of the Family Trust, Mr. Sartini is deemed to beneficially own the shares of common stock held by the Family Trust.
  
  Row 13: Calculated based on 26,637,985 shares of common stock of Golden Entertainment, Inc. (the "Issuer") which represents the sum of: (i) 26,173,985 shares of common stock of the Issuer outstanding as of October 27, 2025, as reported on the Form 10-Q filed by the Issuer with the Securities and Exchange Commission ("SEC") on November 6, 2025, and (ii) 464,000 shares of common stock underlying options that are exercisable within 60 days after the date hereof.
- Delise F. Sartini (CIK 0000939978): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 5,644,788; sole dispositive power 0; shared dispositive power 5,644,788; aggregate amount beneficially owned 5,644,788 (21.6% of the class)
  Comment: Rows 8 and 10: Ms. Sartini and her husband, Blake L. Sartini, are co-trustees of the Family Trust. As a co-trustee of the Family Trust, Ms. Sartini is deemed to beneficially own the shares of common stock held by the Family Trust.
  
  Row 13: Calculated based on 26,173,985 shares of common stock of the Issuer outstanding as of October 27, 2025, as reported on the Form 10-Q filed by the Issuer with the SEC on November 6, 2025.
- Blake L. Sartini & Delise F. Sartini Family Trust (CIK 0001649906): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,644,788; sole dispositive power 0; shared dispositive power 5,644,788; aggregate amount beneficially owned 5,644,788 (21.6% of the class)
  Comment: Rows 8 and 10: Mr. and Ms. Sartini are co-trustees of the Family Trust.
  
  Row 13: Calculated based on 26,173,985 shares of common stock of the Issuer outstanding as of October 27, 2025, as reported on the Form 10-Q filed by the Issuer with the SEC on November 6, 2025.
- Blake L. Sartini II (CIK 0001677017): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 299,170; shared voting power 0; sole dispositive power 299,170; shared dispositive power 0; aggregate amount beneficially owned 299,170 (1.1% of the class)
  Comment: Rows 7 and 9: Consists of (i) 154,170 shares of common stock and (ii) 145,000 shares of common stock underlying options that are exercisable within 60 days after the date hereof.
  
  Row 13: Calculated based on 26,318,985 shares of common stock of the Issuer, which represents the sum of: (i) 26,173,985 shares of common stock of the Issuer outstanding as of October 27, 2025, as reported on the Form 10-Q filed by the Issuer with the SEC on November 6, 2025, and (ii) 145,000 shares of common stock underlying options that are exercisable within 60 days after the date hereof.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: GOLDEN ENTERTAINMENT, INC.
Address of issuer's principal executive offices: 6595 S JONES BLVD, Las Vegas, Nevada (NV), 89118
Comment: This Amendment No. 5 ("Amendment No. 5") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 10, 2015, as subsequently amended on November 2, 2015, November 10, 2015, January 23, 2018 and August 22, 2018 (as amended, the "Schedule 13D"), relating to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Golden Entertainment, Inc., a Minnesota corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and restated as follows:

This Amendment No. 5 is being filed jointly by Blake L. Sartini ("Mr. Sartini"), Delise F. Sartini ("Ms. Sartini"), the Blake L. Sartini and Delise F. Sartini Family Trust (the "Family Trust") and Blake L. Sartini II ("Mr. Sartini II") to add Mr. Sartini II as a joint filer under the Schedule 13D. Mr. Sartini, Ms. Sartini, the Family Trust and Mr. Sartini II are each referred to herein as a "Reporting Person" and together are referred to as the "Reporting Persons."

Mr. Sartini and Ms. Sartini are co-trustees of the Family Trust and are deemed to beneficially own the shares of Common Stock held by the Family Trust.

The Reporting Persons have entered into a voting agreement, as described in Item 6 hereof. As a result, the Reporting Persons are deemed to have formed a group (the "Group"). The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person beneficially owns shares held by any other member of the Group. The Reporting Persons expressly disclaim beneficial ownership in the shares of Common Stock deemed to be held by the Group except to the extent that the Reporting Persons have a pecuniary interest therein.
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended and restated as follows:

The business address of each Reporting Person is 6595 S. Jones Blvd., Las Vegas, NV 89118.
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby amended and restated as follows:

Mr. Sartini is the Chief Executive Officer and Chairman of the Board of the Issuer. Ms. Sartini is a co-trustee of the Family Trust. Mr. Sartini II is the Executive Vice President of Operations of the Issuer. The Family Trust is a trust established under the laws of Nevada for the benefit of Mr. Sartini and Ms. Sartini and their children and such children's descendants.
Criminal convictions in the last five years:
Item 2(d) of the Schedule 13D is hereby amended and restated as follows:

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Schedule 13D is hereby amended and restated as follows:

During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) of the Schedule 13D is hereby amended and restated as follows:

Mr. Sartini is a citizen of the United States of America. Ms. Sartini is a citizen of the United States of America. Mr. Sartini II is a citizen of the United States of America. The Family Trust is formed under the laws of Nevada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information set forth in Item 4 below is incorporated herein by reference.

The shares of Common Stock directly beneficially owned by Mr. Sartini II were acquired via open market purchases and through the vesting of equity awards granted to Mr. Sartini II by the Compensation Committee of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Master Transaction Agreement

On November 6, 2025, the Issuer entered into a Master Transaction Agreement (the "MTA") with Argento, LLC, a Nevada limited liability company ("OpCo Buyer"), VICI Properties Inc., a Maryland corporation ("PropCo Buyer") and VICI ROYAL MERGER SUB LLC, a Delaware limited liability company and a wholly owned subsidiary of PropCo Buyer ("PropCo Merger Sub"). The MTA provides, among other things, and subject to the terms and conditions set forth therein, that (i) (x) prior to the Closing, the Issuer will consummate the Pre-Closing Restructuring which contemplates, among other things, that the Issuer will form New HoldCo and New OpCo and (y) on the Closing Date, but prior to the OpCo Sale, the Issuer will merge with and into New OpCo, with New OpCo continuing as the surviving entity (the "F Reorganization Merger"), with the equity holders of the Issuer receiving equity, on a one-for-one basis, in New HoldCo and New HoldCo owning 100% of the membership interest of New OpCo and being the immediate parent of New OpCo, (ii) immediately following the F Reorganization Effective Time, but prior to the OpCo Sale, the distribution by New OpCo to New HoldCo of all of the membership interests in PropCo (the "PropCo Distribution"), (iii) on the Closing Date, immediately following the PropCo Distribution but prior to the Distribution (as defined below) and the Effective Time (as defined below), OpCo Buyer will acquire 100% of the equity interests of New OpCo (the "OpCo Sale") and, immediately following the consummation of the OpCo Sale, but prior to the Effective Time, the Issuer will distribute a dividend, as declared and paid by the Issuer, in an amount equal to $2.75 per share to the Issuer's shareholders as of the Closing as described in and pursuant to the MTA (the "Distribution") and (iv) on the Closing Date, immediately following the Distribution, New HoldCo (following the F Reorganization Effective Time, references to the Issuer shall mean New HoldCo) will merge with and into PropCo Merger Sub, with PropCo Merger Sub continuing as the surviving entity, and each share of common stock, par value $0.01 per share, of New HoldCo issued and outstanding immediately prior to the Effective Time will be converted into the right to receive a number of fully paid and nonassessable PropCo Buyer Shares equal to 0.902 (the "Exchange Ratio", and such merger, the "Merger," and together with the PropCo Distribution, the Distribution, the Pre-Closing Restructuring, the OpCo Sale and other transactions contemplated by the MTA, the "Transactions"). Capitalized terms used herein but not otherwise defined have the meanings set forth in the MTA.

The board of directors of the Issuer (the "Board") established an independent committee of the Board consisting only of independent and disinterested directors of the Issuer (the "Independent Committee") to, among other things, review, evaluate, and negotiate the MTA and the Transactions.

The Independent Committee has, upon the terms and subject to the conditions set forth in the MTA, unanimously (i) determined that the Transactions are advisable, fair to and in the best interest of the Issuer and its shareholders, and (ii) resolved to submit the MTA to the Issuer's shareholders for their adoption, and recommended that the Issuer's shareholders vote in favor of the adoption of the MTA and the Transactions (the "Independent Committee Approval").

Additional Agreements

Concurrently with the execution of the MTA, (i) the Issuer and Mr. Sartini entered into a Limited Guarantee, (ii) the Issuer and certain shareholders of the Issuer entered into a Voting Agreement (as defined below), (iii) the Issuer, OpCo Buyer, PropCo Buyer and PropCo Merger Sub entered into a Tax Matters and Indemnity Agreement that, among other things, governs the respective rights, responsibilities and obligations of each of OpCo Buyer and PropCo Buyer after the OpCo Sale and the Merger with respect to tax liabilities and benefits, tax attributes, tax contests and certain other matters and provides for certain indemnities by OpCo Buyer in favor of PropCo Buyer with respect to certain matters in connection with the transactions contemplated by the MTA and (iv) PropCo Buyer, OpCo Buyer and Mr. Sartini entered into an Exclusivity Agreement, that, among other things, provides that the parties will not solicit, initiate or encourage any alternative proposals to the Transactions for a period beginning on November 6, 2025 and ending one year after the termination of the MTA, subject to earlier termination if the MTA is terminated in certain circumstances. At Closing, OpCo Buyer or its Affiliate and PropCo Buyer or its Affiliate will enter into a Master Lease for the Subject Properties, as described in the MTA.

Consideration

OpCo Sale and Distribution

At the Closing, immediately following the PropCo Distribution but prior to the Distribution and the Effective Time, in connection with the OpCo Sale, New HoldCo will sell to OpCo Buyer, and OpCo Buyer will purchase from New HoldCo, the New OpCo Subject Interests for a cash purchase price equal to $2.75 per share multiplied by the aggregate number of Shares issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time", and such purchase price, the "OpCo Purchase Price"). At the Closing, OpCo Buyer will deposit the OpCo Purchase Price with the Exchange Agent and immediately following the OpCo Sale, but prior to the Effective Time, the Issuer shall cause the Exchange Agent to distribute a dividend, as declared and paid by the Issuer, in the amount equal to $2.75 per share to the Issuer's shareholders as of the Closing Date, in each case, in accordance with the MTA.

Merger

At the Effective Time, each share of common stock, par value $0.01 per share, of New HoldCo issued and outstanding immediately prior to the Effective Time will be converted into the right to receive a number of fully paid and nonassessable PropCo Buyer Shares equal to the Exchange Ratio with cash paid in lieu of fractional shares of PropCo Buyer Shares in an amount equal to such fractional part of a PropCo Buyer Share multiplied by the PropCo Buyer Share VWAP (the "Merger Consideration"), in each case, in accordance with the MTA.

The shareholders of the Issuer will be asked to vote on the adoption of the MTA at a shareholder meeting to be held on a date, and at the time and place, to be announced when finalized.

Treatment of Issuer Equity Awards

Each outstanding Company Option as of the Equity Award Settlement Date will accelerate and become fully vested and exercisable as of the Equity Award Settlement Date. Effective on the Equity Award Settlement Date and prior to the F Reorganization Effective Time, each vested Company Option (after giving effect to such acceleration) that is then outstanding will then be exercised and the holder of such Company Option will receive a number of Shares equal to the excess of (i) the number of Shares underlying such Company Option, over (ii) the number of Shares with a fair market value as of the Equity Award Settlement Date equal to the sum of (x) the exercise price of such Company Option and (y) any applicable Taxes required to be deducted and withheld under applicable Law and in accordance with the Company Equity Plans.

Each outstanding Company RSU Award (and any related dividend equivalents) that is outstanding as of the Equity Award Settlement Date will accelerate and become fully vested effective as of the Equity Award Settlement Date. Upon vesting, the Issuer will promptly issue the number of Shares underlying the vested Company RSU Award (and any related dividend equivalents to be settled in Shares), less the number of Shares with a fair market value as of the Equity Award Settlement Date equal to the amount of the applicable Taxes required to be deducted and withheld under applicable Law and in accordance with the Company Equity Plans (or, with respect to each Company RSU Award (and any related dividend equivalents to be settled in cash) that is to be settled in cash in accordance with its terms, the Issuer will pay to the Company RSU Award holder a cash payment in an amount equal to the fair market value of the number of Shares underlying the vested Company RSU Award on the date the Company RSU Award is settled and the cash amount of any accumulated dividend equivalents to be paid in cash, less the amount of the applicable Taxes required to be deducted and withheld under applicable Law and in accordance with the Company Equity Plans).

Each outstanding Company PSU Award (and any related dividend equivalents) that is outstanding as of the Equity Award Settlement Date will accelerate and become fully vested as of the Equity Award Settlement Date, with any performance metrics with respect to such Company PSU Award deemed met at "target" performance level for any performance period that is not yet complete, as specified in each award agreement with respect to such Company PSU Award, unless a higher achievement level is specified in the applicable award agreement with respect to such Company PSU Award. Upon vesting, the Issuer will promptly issue the number of Shares underlying the vested Company PSU Award (and any dividend equivalents related thereto to be settled in Shares), less the number of Shares with a fair market value as of the Equity Award Settlement Date equal to the amount of the applicable Taxes required to be deducted and withheld under applicable Law and in accordance with the Company Equity Plans (or, with respect to each Company PSU Award (and any related dividend equivalents to be settled in cash) that is to be settled in cash in accordance with its terms, the Issuer will pay to the Company PSU Award holder a cash payment in an amount equal to the fair market value of the number of Shares underlying the vested Company PSU Award on the date the Company PSU Award is settled and the cash amount of any accumulated dividend equivalents to be paid in cash, less the amount of the applicable Taxes required to be deducted and withheld under applicable Law and in accordance with the Company Equity Plans).

Each Share of Company Restricted Stock converted from a Company RSU Award or Company PSU Award as permitted in accordance with the MTA (in each case, along with any related dividend equivalents) that is outstanding as of the Equity Award Settlement Date will accelerate and become fully vested effective as of the Equity Award Settlement Date, less the amount of the applicable Taxes required to be deducted and withheld under applicable Law and in accordance with the Company Equity Plans.

Conditions to the Transactions

The consummation of the Transactions is subject to the mutual conditions set forth in the MTA, including: (a) receipt of the Company Shareholder Approval; (b) receipt of all waivers, consents, clearances, approvals and authorizations required under applicable Gaming and Liquor Laws, as specified in the MTA, which approvals must remain in full force and effect; (c) completion of the Pre-Closing Restructuring in accordance with the MTA; (d) the absence of any Order (other than certain Orders under a Competition Law) of a Governmental Entity restraining, enjoining or prohibiting consummation of the OpCo Sale or the Merger, and no Law having been enacted, entered, promulgated or enforced by any Governmental Entity after the date of the MTA that, in any case, makes illegal the consummation of the OpCo Sale or Merger; (e) approval for listing on the NYSE, subject to official notice of issuance of the PropCo Buyer Shares to be issued in the Merger; and (f) the Registration Statement on Form S-4 having been declared effective under the Securities Act and no stop order suspending its effectiveness having been issued and no proceedings for that purpose initiated or threatened by the SEC and not withdrawn.

In addition, the obligation of New HoldCo to consummate the Transactions is conditioned upon: (i) the accuracy of the representations and warranties of OpCo Buyer, PropCo Buyer and PropCo Merger Sub, as applicable as of the date of the MTA and as of the Closing Date, subject to applicable bring-down standards; (ii) performance by OpCo Buyer, PropCo Buyer and PropCo Merger Sub of covenants in all material respects; (iii) the absence of a Material Adverse Effect with respect to OpCo Buyer, PropCo Buyer or PropCo Merger Sub that is continuing; (iv) delivery of officer certificates from OpCo Buyer and PropCo Buyer; and (v) the receipt of a tax opinion regarding the qualification of the Merger as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

The obligations of PropCo Buyer and PropCo Merger Sub to consummate the Merger are conditioned upon: (i) the accuracy of the Issuer's and OpCo Buyer's, as applicable, representations and warranties, subject to applicable bringdown standards; (ii) performance by the Issuer and OpCo Buyer of covenants in all material respects; (iii) the absence of a Material Adverse Effect with respect to the Issuer or OpCo Buyer that is continuing; (iv) fee title to each Subject Property being vested in the applicable Owner SPE at Closing, subject only to Permitted Liens, and issuance of the Title Policy in the condition required by the MTA; (v) receipt of a tax opinion regarding the qualification of the Merger as a reorganization under Section 368(a) of the Code; (vi) delivery of officer certificates from New HoldCo and OpCo Buyer, (vii) one or more Covered Events shall not have occurred that would reasonably be expected to result in a permanent loss of more than $174,000,000 or remaining repair or restoration costs equal to or exceeding $174,000,000 in accordance with the MTA, (viii) OpCo Buyer shall have paid in full any Excess Debt Amount in accordance with the MTA and (ix) the Issuer shall have delivered to PropCo Buyer an updated study estimating that Issuer's aggregate current and accumulated earnings and profits, after accounting for any reductions resulting from the consummation of the Transactions (through but excluding the Merger at the Effective Time) and after accounting for any permitted dividends, as of a month end as close as practical to the Closing Date does not exceed $460,000,000.

The obligation of OpCo Buyer to consummate the OpCo Sale is conditioned upon: (i) the accuracy of the Issuer's, PropCo Buyer's and PropCo Merger Sub's representations and warranties, subject to applicable bringdown standards; (ii) performance by PropCo Buyer and PropCo Merger Sub of covenants in all material respects; (iii) the absence of a Material Adverse Effect with respect to the Issuer or PropCo Buyer or PropCo Merger Sub that is continuing; (iv) delivery of officer certificates from the Issuer and PropCo Buyer; and (v) PropCo Buyer shall have paid in full the Target Debt Amount in accordance with the MTA.

Financing Commitments

OpCo Buyer has obtained debt financing commitments for the OpCo Sale and other transactions contemplated by the MTA. Pursuant to a debt commitment letter, dated November 6, 2025 provided by Banco Santander, S.A., New York Branch (acting directly or indirectly through one or more of its direct or indirect affiliates) (the "Lender") to OpCo Buyer, the Lender committed to provide to OpCo Buyer debt financing in the amount of $135.0 million for the purposes set forth therein, including for payment of the OpCo Purchase Price, on the terms and subject to the conditions set forth therein.

For continued information regarding the MTA, see attached Exhibit 99.5.

The foregoing description of the MTA does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of the MTA, which is attached as Exhibit 99.2 and incorporated by reference herein.

Voting Agreement

Concurrently with the execution of the MTA, the Issuer entered into a voting agreement (the "Voting Agreement"), by and among the Issuer and the Reporting Persons, pursuant to which each Reporting Person has agreed to, among other things, vote in favor of the MTA and the Transactions, vote in favor of any proposal to postpone or adjourn the Company Meeting to solicit additional proxies in favor of the adoption of the MTA and the Transactions, and vote against any action, agreement, or transaction that is intended to or would reasonably be expected to impede, impair, interfere with, delay, postpone, discourage, or frustrate the purposes of, or adversely affect the consummation of, the Transactions, and against any Acquisition Proposal. Additionally, the Voting Agreement grants to the Issuer an irrevocable proxy to enforce these voting commitments. Subject to certain exceptions, the Reporting Persons have agreed not to transfer their shares.

The foregoing description of the Voting Agreement does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of the Voting Agreement, which is attached as Exhibit 99.3 and incorporated by reference herein.

Limited Guarantee

Concurrently with the execution of the MTA, the Issuer and Mr. Sartini entered into the Limited Guarantee, which guarantees the payment of the OpCo Buyer Termination Fee that may become payable by OpCo Buyer in accordance with the terms and conditions of the Limited Guarantee and the MTA.

The foregoing description of the Limited Guarantee does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of the Limited Guarantee, which is attached as Exhibit 99.4 and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 11 and 13 of the cover pages of this Amendment No. 5 (including the accompanying comments thereto) is incorporated herein by reference.

The preceding does not include (i) 126,373 shares of Common Stock underlying outstanding time-based restricted stock unit awards and 103,407 shares of Common Stock underlying outstanding performance-based restricted stock unit awards granted to Mr. Sartini by the Issuer's Compensation Committee or (ii) 41,175 shares of Common Stock underlying outstanding time-based restricted stock unit awards and 33,866 shares of Common Stock underlying outstanding performance-based restricted stock unit awards granted to Mr. Sartini II by the Issuer's Compensation Committee. The shares underlying the awards are reported as common stock beneficially owned by Mr. Sartini and Mr. Sartini II in each's reports filed pursuant to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with applicable provisions of the Exchange Act and SEC staff interpretive positions. However, because the shares underlying the restricted stock unit awards may not be acquired within 60 days of the date hereof, the shares are not considered to be beneficially owned by them for purposes of Section 13 of the Exchange Act and, therefore, are excluded from the shares reported herein as beneficially owned.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10 of the cover pages of this Amendment No. 5 (including the accompanying comments thereto) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information included in Item 4 above is incorporated herein by reference.

3,026,000 shares of Common Stock held by the Family Trust have been pledged as collateral for brokerage or margin accounts held by the Family Trust.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement, dated November 7, 2025, by and among the Reporting Persons.

Exhibit 99.2 - Master Transaction Agreement, dated November 6, 2025, by and among Argento, LLC, VICI Properties Inc., VICI ROYAL MERGER SUB LLC and the Issuer (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the SEC on November 7, 2025).

Exhibit 99.3 - Voting Agreement, dated November 6, 2025, by and among the Issuer and certain shareholders named therein (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on November 7, 2025).

Exhibit 99.4 - Limited Guarantee, dated November 6, 2025, by and between the Issuer and Blake L. Sartini (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on November 7, 2025).

Exhibit 99.5 - Continued MTA Disclosure.

## Signatures
- Blake L. Sartini: /s/ Blake L. Sartini, Blake L. Sartini (11/07/2025)
- Delise F. Sartini: /s/ Delise F. Sartini, Delise F. Sartini (11/07/2025)
- Blake L. Sartini & Delise F. Sartini Family Trust: /s/ Blake L. Sartini, Blake L. Sartini, Co-Trustee (11/07/2025)
- Blake L. Sartini & Delise F. Sartini Family Trust: /s/ Delise F. Sartini, Delise F. Sartini, Co-Trustee (11/07/2025)
- Blake L. Sartini II: /s/ Blake L. Sartini II, Blake L. Sartini II (11/07/2025)